NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 21, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on June 07, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Juniper Industrial Holdings, Inc. and Janus International Group, Inc., became effective on June 7, 2021. Following the Business Combination, the Units of Juniper Industrial Holdings, Inc. automatically separated into the component securities, and, as a result, no longer trade as a separate security. In addition, each share of Juniper Industrial Holdings, Inc. Class A Common Stock was converted into one share of Common Stock of Janus International Group, Inc., and each Warrant of Juniper Industrial Holdings, Inc. was converted into the right to receive one Janus International Group, Inc. Warrant (exercisable for one Class A Common Stock at an exercise price of $11.50, of Janus International Group, Inc.). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 08, 2021.